New Power-One, Inc.

740 Calle Plano

Camarillo, California 93012

(805) 987-8741

April 23, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attn:  Ms. Mary Beth Breslin

Re:                               New Power-One, Inc.
Registration Statement on Form S-4 (File No. 333-165533)

Dear Ms. Breslin:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, New Power-One, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective time of the above referenced Registration Statement on Form S-4 filed by the Company (the “Registration Statement”) be accelerated to 4 p.m., Eastern Standard Time, on April 26, 2010 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Tina D. McKnight
Tina D. McKnight
Secretary and General Counsel,
on behalf of New Power-One, Inc.

cc:                                 Jennifer Bellah Maguire, Gibson, Dunn & Crutcher LLP

NEW POWER-ONE ACCELERATION REQUEST